Orion Ethanol, Inc.
307 South Main Street
Pratt, KS 67124

January 10, 2008

Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Form 8-K Item 4.01 filed December 31, 2007 File #0-15579

Dear Mr. Gordon:

On behalf of Orion Ethanol, Inc. (“Orion Ethanol” or the “Company”), we hereby submit this Amendment (the “Amendment”) to the Company’s current report on Form 8-K (the “Form 8-K”), in response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 4, 2008, with respect to the Form 8-K.

We understand and agree that:

-	Orion Ethanol is responsible for the adequacy and accuracy of the disclosures in the filings.

-	Orion Ethanol’s comments or changes to disclosures in response to the Staff’s January 4, 2008 comments do not foreclose the Commission from taking any action on the filings.

-	Orion Ethanol may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

1.
Please amend your Item 4.01 Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(l)(i) of Regulation S-B. It is not sufficient to state that the former accountant "declined to continue as auditors."

Response:

We have revised our disclosure in the Amendment to reflect that, effective December 26, 2007, the Company engaged the accounting firm of Morison Cogen LLP to take over the audit responsibilities from Hein & Associates LLP (“Hein”), who declined to stand for re-election on the same date.

Jeffrey Gordon
Division of Corporation Finance
January 10, 2008

2.
Please amend your Item 4.01 Form 8-K to state whether during your two most recent fiscal years and any subsequent interim period through the date of declination there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Refer to Item 304(a)(1)(iv)(A) of Regulation S-B.

Response:

We had previously disclosed in the Form 8-K that Hein has served as the Company’s auditor only in connection with the Company’s financial statements for the fiscal year ended December 31, 2006 and the subsequent interim period. We have revised our disclosure in the 8-K to reflect that during its tenure as the Company’s auditor for the Company’s fiscal year ended December 31, 2006 and the subsequent interim period through to the date of Hein’s declination, there were no disagreements between the Company and Hein on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Hein’s satisfaction, would have caused Hein to make reference to the subject matter of the disagreement in connection with its report.

3.
Please amend your Item 4.01 Form 8-K to provide the information required by Item 304(a)(1)(iv)(B) of Regulation S-B regarding any reportable event that the former accountant advised you of during the two most recent fiscal years and subsequent interim period through the date of declination.

Response:

We have revised our disclosure in the Amendment to clarify that during Hein’s tenure as the Company’s auditor for the Company’s fiscal year ended December 31, 2006 and the subsequent interim period through to the date of Hein’s declination, Hein did not advise the Company of any reportable events of the type described in Item 304(a)(1)(iv)(B) of Regulation S-B.

4.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Jeffrey Gordon
Division of Corporation Finance
January 10, 2008

Response:

Hein has provided us with an updated letter agreeing with our statements in the Amendment. We have filed the updated letter as Exhibit 16 to the Amendment.

If you would like to discuss the Amendment or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

ORION ETHANOL, INC.

By: /s/ Joshua N. Barker Joshua N. Barker President and Co-Chief Executive Officer